CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of June 30, 2022 and for the six months ended
June 30, 2022 and 2021

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Six months ended June 30,
	Note	2021	2022

(in thousands of EUR, except per share amounts)		(unaudited)
Revenue	3.1	32,425	44,519
Cost of sales	3.2	(53,156)	(79,913)
Selling and distribution expenses	3.3	(1,029)	(819)
Research and development expenses	3.4	(236,267)	(22,422)
General and administrative expenses	3.5	(50,651)	(51,678)
Other operating income	3.6	45,234	35,207
Other operating expenses		(214)	(461)
Operating loss		(263,658)	(75,567)
Finance income		7,296	5,343
Finance expenses		(8,065)	(2,535)
Loss before income tax		(264,427)	(72,759)
Income tax benefit/ (expense)	12	(1,329)	82
Net loss for the period		(265,756)	(72,677)
Other comprehensive income (loss):
Foreign currency adjustments		(30)	(212)
Total comprehensive loss for the period		(265,786)	(72,889)
Net loss per share (basic and diluted)		(1.44)	(0.39)

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	June 30,
(in thousands of EUR)	Note	2021	2022
			(unaudited)
Assets
Non-current assets
Intangible assets	6.1	13,238	12,281
Property, plant and equipment	6.2	168,264	192,015
Right-of-use assets		32,129	42,996
Other assets		1,731	1,663
Deferred tax assets	13	2,861	1,276
Total non-current assets		218,223	250,231
Current assets
Assets held for sale	7	—	865
Inventories	8	56,159	13,241
Trade receivables	3.1	18,504	13,341
Other financial assets		4,648	3,608
Prepaid expenses and other assets	9	49,244	70,968
Cash and cash equivalents		811,464	573,566
Total current assets		940,019	675,589
Total assets		1,158,242	925,820
Equity and liabilities
Equity	4
Issued capital		22,454	22,496
Capital reserve		1,728,658	1,732,148
Treasury Shares		(5,817)	(1,734)
Accumulated deficit		(1,056,785)	(1,129,462)
Other comprehensive income		(34)	(246)
Total equity		688,476	623,202
Non-current liabilities
Lease liabilities		25,423	35,931
Contract liabilities	3.1	86,345	70,790
Other liabilities		264	264
Total non-current liabilities		112,032	106,985
Current liabilities
Lease liabilities		3,469	4,278
Trade and other payables	11	127,703	48,496
Other liabilities	12	170,073	92,758
Income taxes payable	13	739	613
Contract liabilities	3.1	55,750	49,488
Total current liabilities		357,734	195,633
Total liabilities		469,766	302,618
Total equity and liabilities		1,158,242	925,820

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the six months ended June 30, 2022 and 2021

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	—	(645,069)	57	711,347
Net loss	—	—	—	(265,756)	—	(265,756)
Other comprehensive income (loss)	—	—	—	—	(30)	(30)
Total comprehensive income (loss)	—	—	—	(265,756)	(30)	(265,786)
Share-based payments (net of taxes)	—	9,382	—	—	—	9,382
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Exercise of options	80	1,994	—	—	—	2,074
Repurchase of common shares	—	(22,739)	(3,022)	—	—	(25,761)
Balance as of June 30, 2021 (unaudited)	22,425	1,726,713	(3,022)	(910,825)	27	835,318

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(72,677)	—	(72,677)
Other comprehensive income (loss)	—	—	—	—	(212)	(212)
Total comprehensive income (loss)	—	—	—	(72,677)	(212)	(72,889)
Share-based payments (net of taxes)	—	2,262	—	—	—	2,262
Issuance of share capital (net of transaction costs)	41	4,680				4,721
Exercise of options	1	—	—	—	—	1
Settlement of share-based payment awards	—	(3,452)	4,083	—	—	631
Balance as of June 30, 2022 (unaudited)	22,496	1,732,148	(1,734)	(1,129,462)	(246)	623,202

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2021	2022

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(264,427)	(72,759)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(7,296)	(5,343)
Finance expense	8,066	2,536
Depreciation and impairment of property, plant and equipment and right-of-use assets	6,623	16,651
Impairment of inventory and prepayments	—	25,687
Share-based payment expense	8,212	3,597
Non-cash income from release of provisions	—	(47,242)

Working capital changes
Decrease / (increase) in trade receivables and contract assets	(3,072)	5,164
Decrease / (increase) in inventory	(48,381)	16,367
Decrease / (increase) in other assets	(135,440)	(14,051)
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	165,912	(129,038)
(Decrease) / increase in other current financial liabilities	96	—
Decrease / (increase) in deferred taxes	—	(10)
Income taxes paid	—	(126)
Interest received	19	—
Interest paid	(5,210)	(2,608)
Net cash flow (used in) operating activities	(274,898)	(201,175)

Investing activities
Purchase of property, plant and equipment	(69,751)	(43,507)
Purchase of intangible assets	(3,966)	(1,208)

Net cash flow (used in) investing activities	(73,717)	(44,715)

Financing activities
Payments on lease obligations	(1,531)	(1,943)
Payment on / Proceeds from Treasury Shares	(23,767)	631
Proceeds on At-the-market offering program (net of transaction costs)	—	4,721
Proceeds from the issuance of shares (net of transaction costs)	404,143	—
Net cash flow (used in)provided by financing activities	378,845	3,409
Net increase (decrease) in cash and cash equivalents	30,230	(242,481)
Currency translation gains (losses) on cash and cash equivalents	2,989	4,583
Cash and cash equivalents, beginning of period	1,322,593	811,464
Cash and cash equivalents, end of period	1,355,812	573,566

1. Corporate Information

CureVac N.V. (“CureVac” or “CV” or the “Company”) is the parent company of CureVac Group (“Group”) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under RSIN 861149336. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. During 2021 until now, Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 46 – 49 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on August 18, 2022. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021. The new and amended standards and interpretations applied for the first time as of January 1, 2022, as disclosed in the notes to the consolidated financial statements as of December 31, 2021, had no impact on the interim condensed consolidated financial statements of the Group as of and for the six months ended June 30, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Impact of COVID-19 and the Russia-Ukraine Conflict

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and our focus on developing a COVID vaccine could have a negative impact on our progress on and associated revenue recognition from our non-COVID-19 collaborations. The partial disruption, even temporary, may negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential of the impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to its laboratory and production operations. The Group is running COVID antigen tests on a weekly basis for employees on the premises.

The ongoing military conflict between Russia and Ukraine has not and is not expected to have a material direct or indirect effect on the Group’s operations or financial condition: however, the Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. As a result of this instability and responding actions taken by the United States, Russia, EU, and other Foreign Governments, this may limit or prevent filing, prosecuting, and maintaining of patient applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from using our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Six months ended June 30
	2021	2022
	EUR k	EUR k
Belgium
GSK	29,335	43,041
Germany
Boehringer Ingelheim	2,051	—
Switzerland
CRISPR	169	586
Netherlands
Genmab	870	892
Total	32,425	44,519

Of these revenues, all of which were recognized over time as part of collaboration agreements, during the six months ended June 30, 2022 EUR 31,818k (2021: EUR 27,730k) related to (i) delivery of research services combined with an IP license (recognized from the upfront payments as further illustrated in the table below) and the reaching of a milestone, (ii) EUR 431k (2021: EUR 338k) related to delivery of products and (iii) EUR 12,270k (2021: EUR 4,357k) were recognized from those research and development services considered distinct within the agreements.

Of the total revenues recognized, in the six months ended June 30, 2022, EUR 43,041k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (”GSK I”) and in April 2021 for research, development and manufacturing of next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). In the first quarter of 2022, the Company reached a development milestone of EUR 10,000k under the GSK I collaboration. Therefore, revenue for the six months ending June 30, 2022, also includes recognition of EUR 5,321k of the milestone amount. The remaining EUR 4,679k of the milestone amount is deferred as contract liability and will be recognized into revenue through the estimated completion date of Phase 1 clinical trials, which represents the period of time during which CureVac is responsible for development as, subsequent to this period, GSK will be responsible for further development and commercialization. In the six months ended June 30, 2021, revenue primarily consisted of EUR 29,335k recognized from the upfront payments under the collaboration with GSK.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and	Revenue recognized from
		milestones payments included	milestones payments included	upfront and milestones payments
		in contract	in contract	for six months ended
	Upfront payments	liabilities at	liabilities at	June 30,
Customer	June 30, 2022	December 31, 2021	June 30, 2022	2021	2022

		(EUR k)	(EUR k)	(EUR k)
GSK	EUR 205,000k (EUR 10,000k milestone payment included)	135,494	114,725	24,631	30,769
CRISPR	USD 3,000k (EUR 2,524k)*	1,239	1,084	155	155
Boehringer Ingelheim	EUR 30,000k	—	—	2,051	—
Genmab	USD 10,000k (EUR 8,937k)*	5,362	4,469	894	894
Total		142,095	120,278	27,731	31,818

* Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	June 30,
	2021	2022
	EUR k	EUR k
Trade receivables	18,504	13,341
Contract liabilities	142,095	120,278

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days. The contract liabilities contain upfront payments and milestone payments from Collaboration agreements.

3.2 Cost of sales

The cost of sales consists of the following:

	Six months ended June 30,
	2021	2022
	EUR k	EUR k
Personnel	(9,390)	(13,869)
Materials	(2,912)	(36,883)
Third-party services	(31,388)	(19,516)
Maintenance and lease	(2,543)	(1,150)
Amortization and depreciation	(1,594)	(8,326)
Other	(5,329)	(169)
Total	(53,156)	(79,913)

During the six months ended June 30, 2022, cost of sales mainly increased compared to the same period of 2021 due to increased write-offs for raw materials amounting to EUR 34,640k, which were procured for manufacture into products to sell to GSK are now no longer expected to be purchased. The prior year Third Party Services have been higher due to last year’s set-up activities for production process for CVnCoV.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Six months ended June 30,
	2021	2022
	EUR k	EUR k
Personnel	(664)	(560)
Amortization and depreciation	(43)	(32)
Other	(322)	(227)
Total	(1,029)	(819)

Personnel expenses mainly include salary and salary-related expenses, during the six months ended June 30, 2022 of EUR 499k (June 30, 2021: 543) and share-based payment expense of EUR 61k (June 30, 2021: 121k).

3.4 Research and development expenses

R&D expenses consists of the following:

	Six months ended June 30,
	2021	2022
	EUR k	EUR k
Materials	(5,928)	(23,419)
Personnel	(15,219)	(14,849)
Amortization and depreciation	(1,795)	(2,119)
Patents and fees to register a legal right	(1,413)	(1,354)
Third-party services	(210,590)	21,053
Maintenance and lease	(142)	(464)
Other	(1,180)	(1,270)
Total	(236,267)	(22,422)

During the six months ended June 30, 2022, research and development expenses decreased significantly in comparison to the same period of 2021, as the prior period was largely impacted by the Group´s CVnCoV program in 2021. In the prior year, these expenses consist primarily of cost incurred to CROs involved in the CVnCoV development as well as materials used in the administration of clinical trials. As a result of more participants leaving the clinical trials, prior to completion, than originally estimated and of renegotiations of contracts with CROs, in the six months ended June 30, 2022, the estimated outstanding costs for the CVnCoV studies decreased resulting in reversal of provision for onerous contracts in the amount of EUR 21,303k. Additionally, a net gain for a change of estimate in the contract termination provisions resulted primarily from GSK taking over, from the Group, committed capacity at Novartis (see Note 3.6 for additional information). The net effect of these two events resulted in an overall gain within the Third-party services category.

Further, in the six months ended on June 30, 2022 the balance was impacted by further consumption of inventory. As of June 30, 2022, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized. In 2021, according to the terms and conditions of the grant from BMBF, the Group earned income (recognized in other operating income) for certain eligible expenses incurred for the COVID-19 vaccine development; refer to Note 3.6 for more information on amounts recognized from this grant in the six months ended June 30, 2021.

Personnel expenses mainly include salary and salary-related expenses, during the six months ended June 30, 2022 of EUR 14,759k (June 30, 2021: EUR 14,849k) and share-based payment expense of EUR 90k (June 30, 2021: 370k).

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Six months ended June 30,
	2021	2022
	EUR k	EUR k
Personnel	(19,362)	(18,971)
Maintenance and lease	(1,230)	(2,704)
Third-party services	(18,785)	(12,796)
Legal and other professional services	(3,491)	(5,320)
Amortization and depreciation	(3,325)	(6,091)
Other	(4,458)	(5,796)
Total	(50,651)	(51,678)

Personnel expenses mainly include salary and salary-related expenses, during the six months ended June 30, 2022, of EUR 15,525k (June 30, 2021: EUR 11,642k) and share-based payment expense of EUR 3,446k (June 30, 2021: EUR 7,720k). During the six months ended June 30, 2022, third-party services expenses decreased, compared to the same period of 2021, mainly due to less consulting services. The increase in “Other” mainly result from additional insurance costs of EUR 2,769k, mainly related to the D&O insurance (June 30, 2021: EUR 2,343k).

3.6 Other operating income

	Six months ended June 30,
	2021	2022
	EUR k	EUR k
Compensation for CMO transfer	—	33,961
Reimbursement claim	—	610
Sale of equipment	—	310
Grants and other cost reimbursements from government agencies and similar bodies	45,110	104
Other	124	222
Total	45,234	35,207

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exits its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensations mainly consist of a consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in other operating income in the six months ended June 30, 2022. As an additional result of this agreement, certain reserved capacity at Novartis was also taken over from the Group by GSK, which resulted in the reversal of provisions of EUR 25,059k which had been recognized as of December 31, 2021, and the recognition of a corresponding gain in research and development expenses in the six months ended June 30, 2022.

During the six months ended June 30, 2022 and 2021, income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research (BMBF)

In 2020, the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined that the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). The grant terminated in 2021. With regard to the grant component, during the six months ended June 30, 2021, the Group has recognized grant income in the amount of EUR 44,090k (June 30, 2022: EUR 0).

Coalition for Epidemic Preparedness Innovations (CEPI)

In January 2020, CureVac and CEPI entered into a collaboration to develop a vaccine against the new coronavirus SARS-CoV-2. The aim of the cooperation is to safely advance vaccine candidates into clinical testing as quickly as possible. The agreement builds upon the existing partnership between CureVac and CEPI to develop a rapid-response vaccine platform and included additional initial funding of up to USD 8,300k. In May 2020, CEPI increased its grant award to the Group for SARS-CoV-2 vaccine development to up to USD 15,300k.

For the six months ended June 30, 2022, CureVac recognized the reimbursement by CEPI of approved expenses of EUR 8k (June 30, 2021: EUR 23k) as “other operating income”. As of June 30, 2022, EUR 1,281k in grant funds received have been deferred and are presented within other liabilities (December 31, 2021: EUR 1,288k).

Bill & Melinda Gates Foundation (BMGF)

For the six months ended June 30, 2022, CureVac recognized EUR 96k (June 30, 2021: EUR 211k) from the amortization of the grants on a straight-line basis into other operating income. As of June 30, 2022, EUR 1,782k in grant funds received have been deferred and presented within other liabilities (December 31, 2021: EUR 1,879k).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of June 30, 2022, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consists of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market (ATM) offering program, pursuant to which we may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600.0 million. In June 2022, 340,015 shares were issued under the ATM program, raising USD 4.8 million in net proceeds; related offering expenses were recorded against the proceeds in equity.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2021	187,120,728
Share option exercises between Jan and March 2022	78,732
Treasury shares	(78,732)
Common shares issued and outstanding at March 31, 2022	187,120,728
At-the-market offering program issuances	340,015
Share issuances for exercises between Apr to June 2022	6,211
Share option exercises between Apr and June 2022	39,418
Treasury shares	(39,418)
Common shares issued and outstanding at June 30, 2022	187,466,954

5. Share-based payments

During the six months ended June 30, 2022 and 2021, the Group recognized share-based based payments expenses of EUR 3,597k and EUR 8,212k, respectively, as follows:

Six months period ended June 30,

	2021	2022
	EUR k	EUR k
Research and development expenses	370	90
Sales and marketing expenses	122	61
General and administrative expenses	7,720	3,446
Total	8,212	3,597

Expense recognized for the equity-settled programs was as follows:

Six months ended June 30:

Program	2021	2022
	EUR k	EUR k
LTIP	7,331	3,078
RSU	250	87
New VSOP	323	(82)
Prior VSOP	308	17
RSU for key employees	—	497
Total	8,212	3,597

On November 16, 2020, CureVac granted 266,155 options to the Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the company`s Chief Business Officer (CBO) and Chief Commercial Officer (CCO). All grants were made at no cost under the terms of a new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. On June 30, 2022, none of the options granted to the CBO/CCO under the LTIP were exercised at that date. The CSO exercised 6,303 of his options in May 2022.

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. As of June 30, 2022, none of the options granted to the COO under the LTIP were vested and hence, were not exercisable at that date. On June 30, 2022, none of the options granted to the CDO under the LTIP were vested and hence, were not exercisable at the date. As the CDO left CureVac in June all his options forfeited. All expenses recognized up to him leaving were reversed.

On March 1, 2022, CureVac granted 11,500 options to two key employees. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. As of June 30, 2022, none of the options granted to the COO and CDO under the LTIP were vested and hence, were not exercisable at that date.

On June 22, 2022, CureVac granted 130,000 options to the executive board. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. As of June 30, 2022, none of the options granted to the executive board under the LTIP were vested and hence, were not exercisable at that date.

The expenses recognized for employee services received under the LTIP during the six months ended June 30, 2022, is in an amount of EUR 3,078k (2021; EUR 7,331k) and is included in general and administrative expenses and sales and marketing expenses.

In 2021, as part of the LTIP program, the group awarded RSUs (restricted stock units) to senior executives as well as supervisory board members. On June 24, 2021, the group awarded 10,956 RSUs to supervisory board members and on December 23, 2021, the group awarded 63,095 RSUs to the executive board and various key employees. Within the first half of 2022, 10,238 RSU’s were settled. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On February 10, 2022, CureVac awarded 5,000 options to the Chief Operations Officer (COO). The related RSU expense is included in general and administrative expenses.

On June 22, 2022, the group awarded 37,868 RSUs to supervisory board members and 193,340 RSUs to the executive board and various key employees. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On June 22, 2022, CureVac awarded 36,000 options to the Chief Executive Officer (CEO). The related RSU expense is included in general and administrative expenses.

The remaining expense results from additional grants under the New VSOP and continued vesting of grants under the Prior VSOP.

Exercise of share-based payments

For the New VSOP plan, the IPO was a triggering event, by which all vested options, under the plan, became exercisable; 101,609 options were exercised within the first and second quarter of 2022 at a weighted average share price of USD 19.24.

6. Fixed Assets

6.1 Intangible assets

During the six months ended June 30, 2022, the Group acquired intangible assets of EUR 1,207k (six months ended June 30, 2021: EUR 3,966k). The acquisitions during the six months ended June 30, 2022 and 2021 mainly related to licenses, software and prepayments made to acquire those.

6.2 Property, plant and equipment

During the six months ended June 30, 2022, the increase in property, plant and equipment was due primarily to the purchase of technical equipment and machines and other equipment of EUR 3,034k (June 30, 2021: EUR 6,302k) as well as additional amounts recognized as construction in progress of EUR 39,386k for Company-owned GMP IV facility (EUR 29,552k) and equipment physically located at the CMO facilities (EUR 3,657k) and the remaining amount mainly for Company’s GMP facilities. The increase was partially offset by EUR 5,854k impairment of equipment located at a CMO facility, which was recognized in cost of sales.

7. Assets held for sale

In the second quarter 2022, CureVac signed a sales agreement with a global pharmaceutical contract development and manufacturing organizations for the sale of Ultra-Low Temperature freezers for a total price of EUR 865k. The actual sale of the assets occurred in July 2022.

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

8. Inventories

The inventories include only raw materials. During the six months ended June 30, 2022, the decrease in inventory of EUR 42,918k is due primarily to transfer of inventory EUR 9,8 million (net value) to GSK in connection with an agreement into which it entered with Novartis (see Note 3.6 for additional information) and due to further write-offs of EUR 34,640k as certain raw materials, which had been procured for manufacture into products to sell to GSK, but which are now no longer expected to be purchased.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of June 30, 2022 amounted to EUR 70,968k (December 31, 2021: 49,244k) and mainly include receivables for the GSK compensation of EUR 45,801k (December 31, 2021; EUR 0k). For more details we refer to note 3.6. In addition, other assets include further prepayments for material in the amount of EUR 4,653k (December 31, 2021:EUR 5,724k) and tax claims against the tax authorities of EUR 15,160k (December 31, 2021: EUR 35,234k). These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis.

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2022 and 2021.

11. Trade and other payables

During the six months ended June 30, 2022, the decrease of EUR 79,207k in trade and other payables was primarily due to less payables to suppliers as the CVnCoV project was stopped in FY 2021 Q4.

12. Other liabilities

During the six months ended June 30, 2022, the decrease of EUR 77,314k in other liabilities was primarily due to a net decrease of contract termination provisions, due to a reversal of a portion of the provision for onerous contracts relating to CRO arrangements due to a change in estimate, due to a consumption of the CRO accrual for onerous losses and due to lower accruals for outstanding invoices. The change in estimate of the contract termination provisions resulted primarily from the Company now being able to avoid an outflow of resources since GSK took over from the Group reserved capacity at Novartis (see Note 3.4 and 3.6 for additional information).

13. Loans

As of June 30, 2021, CureVac had drawn the first of the three tranches of the EIB loan received in December 2020 and, thus, EUR 25 million  (plus accrued interest of EUR 1,726k) was outstanding on the loan as of that date.

During the year ended December 31, 2021, CureVac decided to early terminate the EIB loan for a total cash consideration of EUR 26,633k, which comprises of EUR 25,000k repayment of the loan and 1,633k interest and fees. As of December 31, 2021, the EIB loan was fully repaid.

14. Income tax

The Group booked the expected tax benefits or expenses based on a best estimate for a period of six months ended June, 2022.

For the six months ended June 30, 2022 and 2021, the Group recorded a consolidated income tax benefit (June 30, 2021: tax expense) EUR 82k (June 30, 2021: EUR -1,329k), respectively. The consolidated income tax benefit (June 30, 2021: income tax expense) for the six months ended June 30, 2022, resulted from income tax benefit from CureVac Corporate Service of EUR 96k for current tax and tax expenses of EUR 12k for releasing deferred tax benefit on loss carryforwards. CureVac Swiss AG has a current tax expense of EUR 2k (June 30, 2021: expenses from CureVac Inc. of EUR 146k and deferred tax expense on taxable temporary differences of EUR 1,286k as well as a recognition of a deferred tax benefit on tax loss carryforwards of EUR 103k).

15. Disclosure of financial instruments and risk management

As the Group requires significant liquid funds available for the financing of its COVID-19 and influenza research and development activities, during the six months ended June 30, 2022, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to reduce negative interest penalties.

Refer to note 15 to the consolidated financial statements as of December 31, 2021 for additional information on the Group’s risk management activities. As of June 30, 2022, the Group held cash and cash equivalents of USD 62,863k and CHF 110k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

16. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period.

The weighted number of shares outstanding for the six months ended June 30, 2022 was 187,041,805 (June 30, 2021: 185,062,052). This has led to a basic loss per share for the six months ended June 30, 2022 and 2021 of EUR 0.39 and EUR 1.44, respectively. Since the conversion of options to ordinary shares would decrease loss per share, they are considered antidilutive. Therefore, the diluted earnings per share equals basic earnings per share for the six months ended June 30, 2022 and 2021.

17. Related party disclosures

Dietmar Hopp

During fiscal 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the largest shareholder of the Group, granted two convertible loans to the Group, which were repaid in 2020. Additionally, in August 2020, DH-LT Investments GmbH, a company beneficially owned by Dietmar Hopp, managing director of dievini, the Group’s largest shareholder, purchased EUR 100,000k of the Group’s common shares at a price of USD 16.00 per share.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active, and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV and amounts to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board. In addition to his Management Board position at CureVac NV, Antony also took over the role as Management Director at CureVac Belgium SA. This function he executes by using Clarentis SRL. Related to these services CureVac paid until June 2022 an amount of EUR 34k. The amounts invoiced for this function/services will be offset/deducted from his base compensation for his function on the Board of Management of CureVac N.V.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel

Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of €3.9 million, which had been already recognized in provisions, based on an estimate, as of December 31, 2021. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

18. Subsequent events

Frame Acquisition

Effective July 1, 2022 (‘closing date’), CureVac N.V. acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (‘Frame Pharmaceuticals’). Frame Pharmaceuticals focuses on the development of a proprietary platform enabling to identify structural changes within the cancer genome and has strong competencies in antigen discovery as well as validation for personalized cancer vaccines. CureVac’s management and supervisory board expect that the acquisition will contribute several key elements for the required end-to-end building blocks for CureVac’s broader oncology strategy.

In the purchase price agreement (‘SPA’) dated June 8, 2022, a total purchase price of up to EUR 32.0 million payable mainly in shares of CureVac N.V. (total of 1,783,460), as well as a certain amount of cash, was agreed. Additionally, a net amount of EUR 0.66 million for discharging contractual obligations for outstanding advisory agreements with former shareholders was also agreed to. The shares were valued in the SPA at an average share price of €16.44.

At closing, CureVac paid 50% of the agreed purchase price, i.e. 810,242 shares were issued and cash in the amount of EUR 0.25 million was paid. Further shares worth EUR 0.66 million were issued to pay certain liabilities towards former shareholders of Frame Pharmaceuticals. In addition, restricted stock units (RSUs) were issued to certain employees to replace existing share-based payment awards of the target. This element of the transaction will be accounted for as a separate share-based transaction.

Payment of the remaining 50% of the purchase price is contingent upon achieving two milestones. A further 194.647 shares (representing 10% of the purchase price) will be issued upon the achievement of the successful investigational new drug application filing and further 778.588 shares (representing 40% of the purchase price) will be issued upon successful proof of mechanism in humans. The fair value of these contingent payments will be determined considering the likelihood of the events occurring.

Since the transaction occurred only shortly after the reporting date, it is not practicable for the Company to provide information in relation to the initial accounting for the acquisition, in particular regarding the identification and measurement of identifiable assets and liabilities, including any goodwill, and the consideration transferred.

For purposes of the Purchase Price Allocation, the shares to be issued in exchange for Frame Pharmaceuticals shares will be based on the share price at closing, i.e. €13.64.

Cash in the amount of EUR 308k was acquired. Transactions costs in relation to the acquisition amounting to total EUR 0.4 million have been expensed within administrative expenses.

Patent Infringement Lawsuit

In Germany on June 29, 2022, CureVac brought an infringement lawsuit under three utility models and one patent against BioNTech on the basis that the manufacture and sale of Comirnaty infringes CureVac’s intellectual property rights.

In the US on July 25, 2022, BioNTech and Pfizer jointly brought an action seeking a declaration that the manufacture and sale of Comirnaty does not infringe three CureVac US patents.